As filed with the Securities and Exchange Commission on February 28, 2017

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LINN ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	81-5366183
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

600 Travis Street

Houston, Texas, 77002

(281) 840-4000

(Address of Principal Executive Offices)(Zip Code)

Linn Energy, Inc. 2017 Omnibus Incentive Plan

(Full title of the plan)

Candice J. Wells

Linn Energy, Inc.

600 Travis Street

Houston, Texas 77002

(Name and address of agent for service)

(281) 840-4000

(Telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Matthew R. Pacey

Kirkland & Ellis LLP

600 Travis Street, Suite 3300

Houston, TX 77002

(713) 835-3786

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if smaller reporting company)	Smaller Reporting Company	☒

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (2)	Proposed Maximum Offering Price Per Share (4)	Proposed Maximum Aggregate Offering Price (4)	Amount of Registration Fee
Class A Common Stock, par value $0.001 per share (1)	9,914,432 (3)	$13.50	$133,844,888.90	$15,512.62

(1)	Represents shares of Class A common stock, par value $0.001 per share (the “Class A Common Stock”) of Linn Energy, Inc. (the “Registrant”) reserved for issuance under the Linn Energy, Inc. 2017 Omnibus Incentive Plan (the “Plan”).
(2)	Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefit plan described herein by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration that increases the number of outstanding shares of the Registrant’s Class A Common Stock.
(3)	Represents (i) 6,444,381 shares of Class A Common Stock reserved for issuance under the Plan, plus (ii) an additional 3,470,051 shares of Class A Common Stock that may be issued under the Plan solely in connection with the conversion of Class B Units or Class A-2 Units (as each is defined in the Plan), as applicable, into shares Class A Common Stock, pursuant to the terms and conditions of Limited Liability Company Operating Agreement of Linn Energy Holdco LLC (the “LLC Agreement”) and the Conversion Procedures (as defined in the LLC Agreement).
(4)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h) under the Securities Act and based on the value attributed to the Class A Common Stock in connection with Linn Energy, Inc.’s emergence from bankruptcy pursuant to the Amended Joint Chapter 11 Plan of Reorganization of Linn Energy, LLC and its Debtor Affiliates Other Than Linn Acquisition Company, LLC and Berry Petroleum Company, LLC.

INTRODUCTION

On May 11, 2016, Linn Energy, LLC, a Delaware limited liability company (“Linn LLC”), certain of Linn LLC’s direct and indirect subsidiaries, and LinnCo, LLC, a Delaware limited liability company (collectively with the Company and certain of its direct and indirect subsidiaries, the “LINN Debtors”), filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas (“Bankruptcy Court”).

On January 27, 2017, the Bankruptcy Court entered an order (the “Confirmation Order”), which approved and confirmed the Amended Joint Chapter 11 Plan of Reorganization of Linn Energy, LLC and its Debtor Affiliates Other Than Linn Acquisition Company, LLC and Berry Petroleum Company, LLC (the “Plan of Reorganization”).

On February 28, 2017 (the “Effective Date”), the Plan of Reorganization became effective and the LINN Debtors emerged from their Chapter 11 cases. As part of the transactions undertaken pursuant to the Plan of Reorganization, Linn LLC’s equity was cancelled and Linn LLC transferred all of its assets and operations to Linn Energy, Inc., a Delaware corporation (the “Company” or the “Registrant”). As a result, the Company became the successor reporting company to Linn LLC.

Unless otherwise noted or suggested by context, all financial information and data and accompanying financial statements and corresponding notes, as of and prior to the Effective Date, as incorporated by reference herein, reflect the actual historical consolidated results of operations and financial condition of Linn LLC for the periods presented and do not give effect to the Plan of Reorganization or any of the transactions contemplated thereby. Accordingly, such financial information may not be representative of the Company’s performance or financial condition after the Effective Date. Except with respect to such historical financial information and data or as otherwise noted or suggested by context, all other information contained herein relates to the Company following the Effective Date.

This Registration Statement on Form S-8 (“Registration Statement”) is being filed by the Registrant, for the purpose of registering 9,914,432 shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”), for issuance under the terms of the Linn Energy, Inc. 2017 Omnibus Incentive Plan (the “Plan”). The shares of Class A Common Stock being registered pursuant to this Registration Statement have been reserved and authorized for issuance from the Company’s authorized and unissued capital stock.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The Company will send or give to all participants in the Plan document(s) containing the information required by Part I of Form S-8, as specified in Rule 428(b)(1) promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 428, the Registrant has not filed such document(s) with the Commission, but such documents (along with the documents incorporated by reference into this Registration Statement pursuant to Item 3 of Part II hereof) shall constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

Except to the extent that information is deemed furnished and not filed pursuant to securities laws and regulations, the Registrant hereby incorporates by reference into this Registration Statement the following documents, which have been filed by the Registrant with the Commission:

a)	The Registrant’s Annual Report on Form 10-K for the year ended December 31, 2015, filed on March 15, 2016, as amended by Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2015, filed on April 20, 2016;

b)	The Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed on May 12, 2016;

c)	The Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed on August 4, 2016;

d)	The Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed on November 3, 2016; and

e)	The Registrant’s Current Reports on Form 8-K filed on February 4, 2016, March 22, 2016, April 5, 2016, April 15, 2016, April 28, 2016, May 11, 2016, May 16, 2016, July 18, 2016, August 2, 2016, September 9, 2016, September 26, 2016, October 11, 2016, October 18, 2016, October 27, 2016 and January 31, 2017.

Except to the extent that information is deemed furnished and not filed pursuant to securities laws and regulations, all documents filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all reports on Form 8-K subsequent to the date hereof and prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or that deregisters all securities then remaining unsold, shall also be deemed to be incorporated by reference herein and to be a part hereof from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.	Description of Securities.

Authorized Capitalization

The Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) provides that the Company is authorized to issue 300,000,000 shares of capital stock, divided into two classes consisting of (a) 270,000,000 shares of Class A Common Stock and (b) 30,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

Class A Common Stock

Voting Rights

Each holder of Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election or removal of directors. However, J.P. Morgan Securities LLC (“JPMS”) and its Affiliates (as defined in the Certificate of Incorporation), collectively, are not entitled to vote, directly or indirectly, any shares of Class A Common Stock or other equity securities of the Company representing, in the aggregate, greater than 4.99% of the total combined voting power of any class of equity securities of the Company entitled to vote on any matter (any shares of Class A Common Stock or other equity securities held by JPMS and its Affiliates, collectively, in excess of such 4.99% limitation, the “Excess Voting Stock”). Shares of Class A Common Stock or other equity securities that constitute Excess Voting Stock, for so long as they constitute Excess Voting Stock, are not entitled to vote in any election of directors or any other matter with respect to which stockholders of the Company are entitled to vote.

The Certificate of Incorporation provides that there will be seven authorized directorships that comprise the Whole Board (as defined in the Certificate of Incorporation) and no director may be removed, with or without cause, without the affirmative vote or written consent of the holders of at least seventy-five percent (75%) of the voting power of the shares entitled to vote generally in the election of directors of the Company. After the first election, subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors that comprise the Whole Board will be fixed from time to time exclusively by the Board of Directors of the Company (the “Board”) as provided in the bylaws of the Company (the “Bylaws”).

The Bylaws provide that all elections of directors of the Company will be determined by a plurality of the votes cast, and except as otherwise required by law or the rules of any stock exchange upon which the Company’s securities are listed or as otherwise provided in these Bylaws or the Certificate of Incorporation, all other matters will be determined by a majority of the votes cast affirmatively or negatively, on such matter.

Liquidation

Except as otherwise required by the Bylaws or Certificate of Incorporation, the Class A Common Stock will have all rights and privileges typically associated with such securities as set forth in the General Corporation Law of the State of Delaware (“DGCL”) in relation to rights upon liquidation.

Preferred Stock

Under the terms of the Certificate of Incorporation, the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote thereon, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any preferred stock designation.

The Board is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the state of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof.

Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation and the Bylaws

The Certificate of Incorporation and Bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board and that could make it more difficult to acquire control of the Company by means of a tender offer, open market purchases, a proxy contest or otherwise. The Company expects that these provisions, which are summarized below, will discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board, which the Company believes may result in an improvement of the terms of any such acquisition in favor of the Company’s stockholders. However, they also give the Board the power to discourage acquisitions that some stockholders may favor. A description of these provisions is set forth below.

Business Combinations

The Company has opted out of Section 203 of the DGCL.

Special Meetings of Stockholders

The Bylaws provide that, except as otherwise required by applicable law or provided in the Certificate of Incorporation, special meetings of the stockholders, other than those required by statute, may be called at any time pursuant to a resolution adopted by the Board, or upon the written request to the Secretary by one or more stockholders holding, in the aggregate, at least a majority of the voting power of the shares entitled to vote in the election of directors of the Company.

No Cumulative Voting

The Certificate of Incorporation provides that there will be no cumulative voting by stockholders in the election of directors.

Advance Notice Procedure

The Bylaws state that if notice is provided for a stockholders meeting other than an annual meeting, it will in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting will be limited to the matters so stated in the Company’s notice of meeting (or any supplement thereto).

Authorized but Unissued Shares

Under Delaware law, the Company’s authorized but unissued shares of Class A Common Stock are available for future issuance without stockholder approval. The Company may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued shares of Class A Common Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Corporate Opportunities

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the Company or its officers, directors or stockholders. The Certificate of Incorporation, to the fullest extent permitted by law, renounces and waives any interest or expectancy of the Company and its subsidiaries in, or in being offered an opportunity to participate in, directly or indirectly, any potential transactions, matters or business opportunities (including, without limitation, any business activities or lines of business that are the same as or similar to those pursued by, or competitive with, the Company or any of its subsidiaries or any dealings with customers or clients of the Company or any of its subsidiaries) that are from time to time presented to any Dual Role Person (as defined in the Certificate of Incorporation), even if the transaction, matter or opportunity is one that the Company or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so and no such person will be liable to the Company or any of its subsidiaries or affiliates for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person pursues, acquires or participates in such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Company or its subsidiaries.

Without limiting the foregoing renunciation, the Company acknowledges that certain of the stockholders are in the business of making investments in, and have investments in, other businesses similar to and that may compete with the Company’s businesses (“Competing Businesses”), and agrees that each such stockholder has the right to make additional investments in or have relationships with other Competing Businesses independent of its investment in the Company.

Limitation on Liability of Directors and Officers

The Certificate of Incorporation limits liability of directors to the fullest extent that the DGCL or any other law of the state of Delaware, as the same exists or may be amended, permits the limitation or elimination of the liability of directors and provides that no person who is or was a director of the Company will be personally liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director.

In addition, with certain exceptions, the Certificate of Incorporation requires that the Company indemnify its directors and officers to the fullest extent authorized or permitted by applicable law and that the Company pay such expenses in advance. The Company may also maintain directors’ and officers’ liability insurance. The Company believes that these indemnifications provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in the Certificate of Incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such action, if successful, might otherwise benefit the Company and its stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Common Stock is American Stock Transfer & Trust Company, LLC.

The foregoing descriptions of the Certificate of Incorporation and the Bylaws do not purport to be complete and are subject to, and qualified in their entirety by reference to the full text of the Certificate of Incorporation and the Bylaws, respectively, which are filed as Exhibit 3.1 and Exhibit 3.2, respectively, to this Registration Statement on Form S-8 and incorporated by reference herein.

Item 5.	Interests of Named Experts and Counsel.

Not applicable.

Item 6.	Indemnification of Directors and Officers.

Section 145 of the DGCL permits corporations to indemnify directors and officers. The statute generally requires that to obtain indemnification the director or officer must have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; and, additionally, in criminal proceedings, that the officer or director had no reasonable cause to believe his conduct was unlawful. In any proceeding by or in the right of the corporation, no indemnification may be provided if the director or officer is adjudged liable to the corporation (unless ordered by the court). Indemnification against expenses actually and reasonably incurred by a director or officer is required to the extent that such director or officer is successful on the merits in the defense of the proceeding.

The Certificate of Incorporation provides that the Company will indemnify and hold harmless, to the fullest extent permitted by the DGCL, any person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was one of the Company’s directors or officers or is or was serving at the Company’s request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. The Certificate of Incorporation further provides for the advancement of expenses to each of its officers and directors.

The Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, the Company’s directors shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under Section 102(b)(7) of the DGCL, the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty can be limited or eliminated except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (2) for any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; (3) under Section 174 of the DGCL (relating to unlawful payment of dividend or unlawful stock purchase or redemption); or (4) for any transaction from which the director derived an improper personal benefit.

The Company also maintains a general liability insurance policy which covers certain liabilities of directors and officers of the Company arising out of claims based on acts or omissions in their capacities as directors or officers, whether or not the Company would have the power to indemnify such person against such liability under the DGCL or the provisions of the Certificate of Incorporation.

The Company has also entered into indemnity agreements with each of its directors and executive officers. The indemnity agreements require the Company to (a) indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to the Company and (b) advance expenses reasonably incurred as a result of any proceeding against them as to which they could be indemnified. Each indemnity agreement is in substantially the form included herein as Exhibit 10.4 to this Registration Statement. The description of the indemnity agreements is qualified in its entirety by reference to the full text of the form of indemnity agreement, which is incorporated by reference herein.

The Plan provides that the committee of the Board that administers the Plan and all members thereof are entitled to, in good faith, rely or act upon any opinion or computation furnished to them by any legal counsel, consultants or any other agents assisting in the administration of the Plan. To the maximum extent permitted by applicable law, members and former members of the committee and any officer or employee of the Company or any of its subsidiaries acting at the direction or on behalf of the committee shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan.

Item 7.	Exemption from Registration Claimed.

Not applicable.

Item 8.	Exhibits.

Unless otherwise indicated below as being incorporated by reference to another filing of the Company with the Commission, each of the following exhibits is filed herewith:

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation of Linn Energy, Inc.

3.2	Bylaws of Linn Energy, Inc.

5.1	Opinion of Kirkland & Ellis LLP as to the legality of the securities being registered

10.1	Linn Energy, Inc. 2017 Omnibus Incentive Plan

10.2	Form of Restricted Stock Unit Agreement (for executive officers with employment agreements)

10.3	Form of Restricted Stock Unit Agreement (for employees)

10.4	Form of Indemnity Agreement between Linn Energy, Inc. and the directors and officers of Linn Energy, Inc.

23.1	Consent of Kirkland & Ellis LLP (contained in Exhibit 5.1)

23.2	Consent of KPMG LLP

23.3	Consent of DeGolyer and MacNaughton

24.1	Powers of Attorney (included on the signature page of this Registration Statement)

Item 9.	Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into this Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, state of Texas on February 28, 2017.

LINN ENERGY, INC.

By:	/s/ Candice J. Wells
Name: Candice J. Wells
Title: Senior Vice President, General Counsel and Corporate Secretary

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Candice J. Wells as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits hereto and other documents in connection therewith or in connection with the registration of the securities under the Securities Act of 1933, as amended, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorney-in-fact and agent may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the dates indicated.

Signature	Title	Date

/s/ Mark E. Ellis Mark E. Ellis	President, Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2017

/s/ David B. Rottino David B. Rottino	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer)	February 28, 2017

/s/ Darren R. Schluter Darren R. Schluter	Vice President and Controller (Principal Accounting Officer)	February 28, 2017

/s/ Evan Lederman Evan Lederman	Director	February 28, 2017

/s/ Matthew Bonanno Matthew Bonanno	Director	February 28, 2017

/s/ Kevin Mahony Kevin Mahony	Director	February 28, 2017

/s/ Andrew Taylor Andrew Taylor	Director	February 28, 2017

/s/ Philip Brown Philip Brown	Director	February 28, 2017

EXHIBIT INDEX

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation of Linn Energy, Inc.

3.2	Bylaws of Linn Energy, Inc.

5.1	Opinion of Kirkland & Ellis LLP as to the legality of the securities being registered

10.1	Linn Energy, Inc. 2017 Omnibus Incentive Plan

10.2	Form of Restricted Stock Unit Agreement (for executive officers with employment agreements)

10.3	Form of Restricted Stock Unit Agreement (for employees)

10.4	Form of Indemnity Agreement between Linn Energy, Inc. and the directors and officers of Linn Energy, Inc.

23.1	Consent of Kirkland & Ellis LLP (contained in Exhibit 5.1)

23.2	Consent of KPMG LLP

23.3	Consent of DeGolyer and MacNaughton

24.1	Powers of Attorney (included on the signature page of this Registration Statement)